July 16, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Jaguar Health, Inc.
Registration Statement on Form S-1
File No. 333-231399

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of securities of Jaguar Health, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on Thursday July 18, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Nicholas Stergis
Name: Nicholas Stergis
Title: Managing Director, Investment Banking